EXHIBIT 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE AND SIX MONTHS ENDED JUNE 30, 2017

Results of operations – management’s discussion & analysis

(Percentage calculations are based on the actual amounts shown in the accompanying financial statements)

Voyage revenues

Voyage revenue earned for the three months ended June 30, 2017 and 2016:

	2017		2016
	$ million	% of total	$ million	% of total
Time charter-bareboat	1.4	1%	1.4	1%
Time charter-fixed rate	56.3	43%	38.6	32%
Time charter-variable rate (profit-share)	27.2	20%	19.3	16%
Voyage charter-spot market	38.0	29%	55.2	46%
Voyage charter-contract of affreightment	9.3	7%	5.4	5%

Total voyage revenue	132.2	100%	119.9	100%

Voyage revenue earned for the six months ended June 30, 2017 and 2016:

	2017		2016
	$ million	% of total	$ million	% of total
Time charter-bareboat	2.7	1%	2.7	1%
Time charter-fixed rate	105.2	39%	82.1	34%
Time charter-variable rate (profit-share)	49.6	18%	34.6	14%
Voyage charter-spot market	92.0	34%	110.9	46%
Voyage charter-contract of affreightment	20.9	8%	11.6	5%

Total voyage revenue	270.4	100%	241.9	100%

Voyage revenue earned during the three months ended June 30, 2017, totaled $132.2 million, compared to $119.9 million earned in the three months ended June 30, 2016, a 10.3% increase. The increase was primarily due to the new vessels added to the fleet. During the second quarter of 2017, the Company operated on average 62.3 vessels compared to 50.5 vessels in the second quarter of 2016.

However, the contribution of the new vessels was offset by a poor market for crude and product tankers, due not only to expected seasonal factors, but also to an increase in the number of available vessels within the global fleet, to refinery maintenance shutdowns and to oil supply cuts imposed by OPEC. Total utilization (total days that the vessels were actually employed as a percentage of total days in the period that we owned or controlled the vessels) achieved by the fleet was 96.4% in the second quarters of both 2017 and 2016. Lost days arose mainly from the dry-dockings of the suezmaxes Silia T and Arctic, the aframaxes Sakura Princess and Izumo Princess, the handysize product carrier Aegeas and the days lost for repositioning and delivery preparation of the new DP shuttle tanker Lisboa. In the previous year second quarter, lost days related to the dry-docking of the product carrier Amphitrite, the LR2 Proteas and the suezmax Spyros K.

Due to management’s decision to increase the number of vessels’ operating days on secured employment, with a larger part of income based on fixed rates, operating days on pure time-charter without profit-share arrangements increased by 658 days, to 2,297 from 1,639 between the two second quarters, and the amount of revenue earned from time-charters without profit-share arrangements increased to $56.3 million from $38.6 million, a 45.8% increase. There was a 61.1% increase in the number of days utilized in time-charter with profit-share arrangements, which totaled 1,537 compared to 954 in the second quarter of 2016, contributing to a 41.4% increase in revenue earned in profit-share arrangements. The number of days in the second quarter of 2017 that vessels were employed on spot and contract of affreightment decreased to 1,633 from 1,839 in the second quarter of 2016, a 11.2% decrease as the Company moved vessels into fixed employment.

Due to 206 fewer days on spot and to the poorer market, revenue earned on those types of employment decreased by $13.3 million, or 22.0%. In particular, the VLCC crude carriers and handymax product carriers suffered a spot rate decline of up to 7% compared to the previous second quarter, while suezmax and aframax crude carriers saw spot rates decline by more than 20% over the equivalent quarter of 2016.

During the six months ended June 30, 2017, voyage revenue increased to $270.4 million from $241.9 million earned in the first half of 2016, an increase of $28.5 million, or 11.8%, compared to revenue achieved in the six months ended June 30, 2016. For the first six months of 2017, an average 61.0 vessels operated compared to 50.1 vessels in the first six months of 2016. During the six month period ended June 30, 2017, the Company took delivery of its newbuild VLCC tanker Hercules I, the newbuild aframaxes Marathon TS, Sola TS and Oslo TS and the newbuild DP2 shuttle tanker Lisboa. For the first six months of 2016, the utilization achieved was 96.8%, compared to 95.8% in the first six months of 2016. Apart from the lost days of the second quarter, the six month period of 2017 also includes lost days from the dry-dockings of product carrier Andromeda, aframax Izumo Princess and suezmax Decathlon in addition to repairs to the LR1 product carrier Sunrise and the repositioning of Lisboa.

The average daily revenue per vessel for the second quarter of 2017, after deducting voyage expenses (time charter equivalent or TCE, see definition below) was $19,200 per day compared to $21,602 per day for the previous year’s second quarter. For the six-month period 2017, the average daily TCE was $20,038 compared to $22,477 for the equivalent period of 2016. Average daily TCE rate earned for the three and six month periods ended June 30, 2017 and 2016, per vessel category were:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	$	$	$	$
LNG carrier	23,660	(24,479)	23,663	49,012
VLCC	28,204	30,603	27,889	28,197
Suezmax	19,584	27,457	23,151	28,492
DP2 Suezmax	49,506	48,902	49,882	48,873
Aframax	18,031	23,737	19,055	25,170
Panamax	16,373	14,822	16,155	14,795
Handymax	14,784	15,342	14,916	15,711
Handysize	12,666	12,768	12,642	13,806

TCE is calculated by taking voyage revenue less voyage expenses divided by the number of operating days.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
Voyage revenues	$132,180	$119,851	$270,421	$241,942
Less: Voyage Expenses	(28,121)	(25,020)	(58,204)	(47,473)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	910	910	1,810	1,820

Time charter equivalent revenues	$104,969	$95,741	$214,027	$196,289

Divided by: net earnings (operating) days	5,467	4,432	10,681	8,733
Average TCE per vessel per day	$19,201	$21,602	$20,038	$22,477

Voyage expenses

Voyage expenses include commissions and costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. The voyage related expenses are borne by the Company unless the vessel is on time-charter or operating in a pool, in which case they are borne by the charterer or by the pool operators.

Voyage expenses for the three months ended June 30, 2017 and 2016:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2017	2016		2017	2016
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Bunker expenses	13.4	10.1	32.3%	8,215	5,513	49.0%
Port and other expenses	9.7	10.1	(3.7)%	5,941	5,481	8.4%
Commissions	5.0	4.8	4.2%	3,064	2,611	17.3%

Total	28.1	25.0	12.4%	17,220	13,605	26.6%

Voyage expenses for the six months ended June 30, 2017 and 2016:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2017	2016		2017	2016
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Bunker expenses	29.6	19.2	53.9%	8,566	5,101	67.9%
Port and other expenses	18.2	18.6	(2.3)%	5,278	4,950	6.6%
Commissions	10.4	9.6	8.3%	3,017	2,552	18.2%

Total	58.2	47.5	22.6%	16,861	12,602	33.8%

The amount of voyage expenses is highly dependent on the voyage patterns followed and the change between quarters may usually be explained partly by changes in the total operating days that the fleet operated on spot charter. Voyage expenses were $28.1 million during the quarter ended June 30, 2017, compared to $25.0 million during the prior year’s second quarter, a 12.4% increase. The number of days that the vessels were employed on types of employment bearing voyage expenses (spot and contract of affreightment) in the second quarter of 2017 was 1,633 compared to 1,839 in the prior year’s second quarter, a decrease of 17.9%. The increase in bunkering expenses between the second quarter of 2017 and 2016 is mainly due to the increase in average bunker prices paid, by 15.5%. Total port expenses paid during the second quarter of 2017 were 3.7% down from the previous second quarter. Average port expenses per vessel per day were 8.4% higher than in the second quarter of 2016.

Voyage expenses were $58.2 million in the first six months of 2017, compared to $47.5 million in the first six months of 2016, a 22.6% increase. For the first six month respective periods, the days the vessels were operating in types of employment bearing voyage expenses were 3,452 days in 2017, compared to 3,767 days in 2016, a decrease of 8.4%. The volume of the bunkers consumed was lower by 2.4% in the first half of 2017 than in the first half of 2016, while the bunker prices paid increased by 56.2% between the corresponding six month periods. Port and other expenses decreased by 2.3% between the six month periods, and increased by 6.6% on a daily basis.

Commissions amounted to $5.0 million or 3.8% of voyage revenue during the second quarter of 2017 compared to $4.8 million or 4.0% of voyage revenue during the second quarter of 2016, the increase in total commission charges relates mainly to the increase in revenue. For the six month period ended June 30, 2017, commissions amounted to $10.4 million or 3.9% of voyage revenue compared to $9.6 million or 4.0% of voyage revenue in the corresponding period of 2016. The overall increase between the respective six month periods was mainly due to higher revenue.

Vessel operating expenses

Operating expenses for the three months ended June 30, 2017 and 2016:

	Operating expenses			Average daily operating expenses per vessel
	2017	2016		2017	2016
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Crew expenses	26.1	21.0	24.0%	4,675	4,665	0.2%
Insurances	4.0	3.4	18.0%	722	757	(4.7)%
Repairs and maintenance, and spares	6.1	5.4	13.3%	1,092	1,192	(8.4)%
Stores	2.5	2.2	13.8%	444	484	(8.1)%
Lubricants	1.8	1.6	16.8%	325	344	(5.7)%
Other (quality and safety, taxes, registration fees, communications)	2.7	2.5	8.1%	491	562	(12.5)%
Foreign currency losses	0.7	0.1	543%	117	22	422.8%

Total	43.9	36.2	21.3%	7,866	8,026	(2.0)%

Earnings capacity days				5,580	4,508

Operating expenses for the six months ended June 30, 2017 and 2016:

	Operating expenses			Average daily operating expenses per vessel
	2017	2016		2017	2016
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Crew expenses	50.6	40.6	24.8%	4,665	4,540	2.7%
Insurances	7.9	7.0	13.5%	730	781	(6.7)%
Repairs and maintenance, and spares	10.7	10.0	6.5%	984	1,123	(12.4)%
Stores	4.9	4.5	9.5%	453	503	(9.9)%
Lubricants	3.5	3.1	13.6%	324	347	(6.5)%
Other (quality and safety, taxes, registration fees, communications)	5.7	5.6	1.8%	524	625	(16.2)%
Foreign currency losses	0.6	0.4	55.0%	50	39	27.0%

Total operating expenses	83.9	71.1	18.0%	7,730	7,958	(2.9)%

Earnings capacity days				10,854	8,931

Vessel operating expenses include crew expenses, insurances, repairs and maintenance, spares, stores, lubricants, and other expenses relating to quality and safety, tonnage tax, registration fees, communications and foreign currency (gains or losses).

Vessel operating expenses are borne by the Company for all vessels of the fleet, except for the one vessel on bare-boat charter. Total operating costs were $43.9 million during the quarter ended June 30, 2017 compared to $36.2 million during the second quarter of 2016, an increase of 21.3%, whereas earnings capacity days increased by 23.8% as a result of the delivery of eleven new vessels between May 2016 and June 2017, which affected the major operating expense categories. As a percentage of voyage revenues, vessel operating expenses were 33.2% in the second quarter of 2017 and 30.2% in the second quarter of 2016, revenues having increased in the second quarter of 2017. In the six month period of 2017, operating expenses in total increased to $83.9 million, 18.0% up from the $71.1 million of the first half of 2016. As a percentage of voyage revenues, operating costs were 31.0% in the first six months of 2017 and 29.4% in the first six months of 2016, the increase in the first half of 2017 primarily due to the new vessels acquired.

Average operating expenses per ship per day for those vessels in the fleet incurring operating expenses decreased by $160 per day, or 2.0% to $7,866 for the quarter ended June 30, 2017, a reduction from $8,026 in the second quarter of 2016. For the six month periods, there was a decrease in average daily operating expenses per vessel to $7,730 from $7,958, a reduction of $228 daily, or 2.9%.

Apart from a minor increase in average daily crew expenses all other major operating expense categories enjoyed decreases as a result of cost-effective ship management by the technical managers.

Depreciation and amortization of deferred charges

Depreciation and amortization charges totaled $34.3 million in the second quarter of 2017 compared to $26.9 million in the second quarter of 2016, a 27.6% increase.

Depreciation amounted to $32.7 million in the second quarter of 2017 and $25.4 million in the second quarter of 2016, the increase being mainly due to the acquisition of eleven vessels, since May 2016. For the first six months of 2017, depreciation was $63.3 million compared to $50.1 million in the first six months of 2016, a 26.3% increase.

Amortization of deferred dry-docking charges was $1.6 million during the second quarter of 2017, compared to $1.5 million during the second quarter of 2016. For the six month periods ended June 30, 2017 and 2016, amortization of deferred dry-docking charges was $3.3 million and $2.9 million, respectively. The increase in both the three and six month periods of 2017 relates primarily to the amortization of deferred dry-docking charges arising on the vessels that underwent dry-docking in 2016 and 2017 and to the completion of amortization of vessels dry-docked five years previously.

Impairment

In the first half of 2017, vessel values had declined from values determined in prior periods, but stabilized by mid-year. Fifty eight of our vessels had carrying values in excess of market values. However, the Company’s impairment tests did not indicate that an impairment charge was required for any vessel of the fleet at June 30, 2017. No impairment charge was required as at December 31, 2016.

General and administrative expenses

General and administrative expenses include management fees, administrative expenses, management incentive award and stock compensation expense.

General and administrative expenses (G&A) totaled $6.6 million in the second quarter of 2017, compared to $7.5 million in the second quarter of 2016, a 12.1% decrease mainly due to lower incentive award, reduced office costs and no stock compensation award in 2017, compared to $0.5 million in 2016. For the six months ended June 30, 2017, G&A totaled $12.7 million compared to $12.9 million for the first six months of 2016, a 1.7% decrease.

Management fees totaled $5.2 million during the quarter ended June 30, 2017, compared to $4.2 million for the quarter ended June 30, 2016, a 23.3% increase mainly due to the increase in the average number of operating vessels from 50.5 to 62.3. For the six months ended June 30, 2017 management fees were $10.2 million compared to $8.4 million in the first six months of 2016, a 22.0% increase. The increase is due to the acquisition of eleven vessels, with three deliveries within the first quarter and two deliveries within the second quarter of 2017.

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there is a prorated adjustment if at the beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. Both parties have agreed that for 2017 and 2016, there should be no increase.

In the first half of 2017, all the vessels in the fleet have been managed by TCM, apart from the LNG carriers Neo Energy and Maria Energy, the VLCCs Ulysses and Hercules I, the suezmax Eurochampion 2004 and the aframaxes Maria Princess and Sapporo Princess, which have been managed by third-party managers. Monthly management fees for operating conventional vessels are $27,500 per month. The monthly fee relating to vessels chartered-in or chartered-out on a bare-boat basis or for vessels under construction is $20,400. Management fees for the LNG carriers are $36,350, of which $10,000 are payable to the management company and $26,350 to the third-party manager. Management fees for Eurochampion 2004, Maria Princess, Sapporo Princess, Hercules I and Ulysses are $27,500 per month, of which $14,219 are payable to a third party manager. Management fees for the DP2 shuttle tankers are $35,000 per month. Management fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

Administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. Such expenses were $1.1 million and $1.5 million during the quarters ended June 30, 2017 and 2016, respectively, the decrease being due to savings in office expenses.

In June 2017, the Board of Directors decided to reward the management company with awards totaling $1.2 million based on various agreed performance criteria, and taking into account cash availability and market volatility. Of this amount, $0.6 million related to the preferred stock offering, which was accounted for as a deduction of additional paid in capital. The remaining award is accounted for on a straight-line basis within the year it is determined. As a consequence, an amount of $0.3 million was included in the second quarter and first half of 2017, within General and administrative expenses. There was an award in the second quarter of 2016 of $1.3 million having been accounted for in the second quarter of 2016. In 2016, it was decided by the Board of Directors that a stock compensation award of 110,000 restricted stock units should be awarded to non-executive directors to vest immediately, the cost of which is based on the share price of the stock on the date that the directors were notified. The total cost was $0.5 million, which is included in the second quarter 2016 General and administrative expenses. There was no similar stock award during 2017.

General and administrative expenses plus the management fees and any incentive or stock compensation award, represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,156 for the second quarter of 2017, compared to $1,621 in the second quarter of 2016. For the respective six month periods, the daily overhead per vessel was $1,148 and $1,414. The decrease was primarily due to reasons described above.

Operating income

Income from vessel operations was $19.3 million during the second quarter of 2017, compared to $24.3 million during the second quarter of 2016. During the first half of 2017, income from vessel operations was $49.1 million, compared to $57.4 million during the first half of 2016, representing a decrease of 14.6%.

Interest and finance costs

Interest and finance cost analysis in the table below is not presented according to U.S. GAAP guidelines. However, management believes that this analysis may provide its users a better understanding of the Company’s finance cost. Management also uses this analysis in making financial and planning decisions.

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	$ million	$ million	$ million	$ million
Interest on loans	14.6	8.5	27.9	16.3
Interest rate swaps cash settlements	0.8	2.4	1.6	3.3

Total interest	15.4	10.9	29.5	19.6
Less: Interest capitalized	(0.1)	(1.1)	(0.4)	(2.4)

Interest expense, net	15.3	9.8	29.1	17.2
Change in fair value of non-hedging interest rate swaps	—	(1.6)	—	(1.4)
Receipts from swaps termination	—	—	(3.7)	—
Bunker hedging instruments cash settlements	(0.3)	—	(0.7)	0.3
Change in fair value of bunker hedging instruments	0.1	(0.6)	1.4	(1.0)
Other finance costs	0.8	0.4	1.6	0.8

Net total	15.9	8.0	27.7	15.9

Interest and finance costs, net, were $15.9 million for the second quarter of 2017, compared to $8.0 million for the quarter ended June 30, 2016, a 98.1% increase. Loan interest in the second quarter 2017 (excluding the impact of interest rate swaps) increased by 74.0% to $14.7 million from $8.5 million in the second quarter of 2016, due primarily to the drawdown of new debt on delivered vessels in the quarter. The average balance of outstanding debt was approximately $1,831 million for the second quarter of 2017 compared to $1,470 million for the previous year’s second quarter. The average loan interest rate also increased to 3.2% during the second quarter of 2017 from 2.3% in the second quarter of 2016, due to increased interest rates.

Interest paid on hedging and non-hedging interest rate swaps amounted to $0.8 million in the second quarter 2017 compared to $2.4 million in the second quarter of 2016, due to expiration of one hedging interest rate swap in March 2016. In the six months ended June 30, 2017, interest paid was $1.6 million compared to $3.3 million in the prior year period, due to the expiration of one hedging and one non-hedging interest rate swap.

For the six months ended June 30, 2017, interest and finance costs (excluding the impact of interest rate swaps) were $27.7 million compared to $15.9 million for the six months ended June 30, 2016, a 73.8% increase. Loan interest increased to $28.1 million in the six months ended June 30, 2017 from $16.3 million in the six months ended June 30, 2016. Interest rates on loans averaged 3.1% in the six months to June 30, 2017, while in the first half-year of 2016 they averaged 2.24%. Interest paid on hedging and non-hedging swaps decreased to $1.6 million in the six months ended June 30, 2017 from $3.3 million in the prior year first six months due to the expiration of two interest rate swaps within the first half of 2016. During the first quarter of 2017, the Company entered into an early termination of four of its hedging interest rate swap agreements. Total cash received from those terminations amounted to $3.7 million.

Capitalized interest is based on expenditure incurred to date on vessels under construction. Capitalized interest was $0.1 million in the second quarter of 2017 compared to $1.1 million in the prior year quarter. For the first six months of 2017 and 2016, capitalized interest was $0.4 million and $2.4 million, respectively, with the decrease due to the decreased number of vessels under construction in the first half of 2017 compared to the prior year first half.

During the first half of 2016, the Company held one interest rate swap that did not meet hedge accounting criteria. The specific swap was expired on April 10, 2016. There was no non-hedging interest rate swap as of June 30, 2017.

During the first half of 2017, the Company had six call option agreements and nine bunker swap agreements that resulted in net cash earnings of $0.3 million. On January 2016, the Company entered into two call option agreements and paid a premium of $0.3 million.

During 2016, the Company entered into three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by the vessel Ulysses. Total cash earned from those swaps amounted to $0.4 million, as of June 30, 2017.

Bunker derivative instruments had a negative movement on the fair market value of $0.1 million in the second quarter of 2017 and a positive movement of $0.6 million in the prior year quarter. In the first six months of 2017, there was a cash collection of $0.7 million on bunker hedges, while during the first six months of 2016, total cash paid on the bunker hedges totaled $0.3 million. There was negative movement in the fair market value of bunker derivative instruments amounting to $1.4 million in the first six months of 2017, compared to a positive movement of $1.0 million in the first six months of 2016.

Other finance costs amounted to $0.8 million in the second quarter of 2017 and $0.4 million in the second quarter of 2016. In the first half of 2017, other finance costs amounted to $1.6 million compared to $0.8 million in the first half of 2016, due to increased deferred loan expenses.

Interest income

During the second quarter of 2017, interest income was $0.3 million compared to $0.1 million during the second quarter of 2016. For the six month periods ended June 30, 2017 and 2016, interest income was $0.4 million and $0.3 million, respectively.

Non-controlling interest

There is a non-controlling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya and Inca. There was income attributable to the non-controlling interest in the second quarter of 2017 amounting to $0.4 million, compared to an insignificant loss in the prior year second quarter. For the six months ended June 30, 2017 the net income attributable to the non-controlling interest was $0.8 million and for the equivalent period of 2016 the net loss attributable to the non-controlling interest was $0.1 million.

Net income

As a result of the foregoing, the net income attributable to Tsakos Energy Navigation Limited for the quarter ended June 30, 2017, was $3.6 million, or after taking account of the impact of preferred stock dividends of $6.5 million from our Series B, Series C, Series D and Series E Preferred Shares, a loss per share of $0.03, versus net income of $16.4 million, before preferred share dividends of $4.0 million for the quarter ended June 30, 2016. The net income attributable to Tsakos Energy Navigation Limited for the six months ended June 30, 2017, was $21.1 million, or $0.13 earnings per share excluding the effect of cumulative dividends of $10.5 million on our preferred shares, versus $41.8 million net income, or $0.39 earnings per share, excluding the effect of preferred share dividends of $7.9 million for the six months ended June 30, 2016.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our new building commitments, other expected capital expenditure on dry-dockings and vessel acquisitions will require us to expend cash in 2017 and in future years. Net cash flow generated by operations is the main source of liquidity. Apart from the possibility of issuing further equity, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of specific vessels.

We believe, given our current cash holdings and the number of vessels we have on time charter, that if market conditions remain relatively stable throughout 2017, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs through June 30, 2018, taking into account our existing capital commitments and debt service requirements. If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. In order to avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Working capital (non-restricted net current assets) at June 30, 2017, amounted to $0.1 million positive, compared to $48.0 million negative at December 31, 2016.

Current assets increased to $406.6 million at June 30, 2017 from $358.3 million at December 31, 2016, mainly due to increased cash and cash equivalents during the six month period. Current liabilities remained almost the same at $394.8 million at June 30, 2017 and $393.3 million at December 31, 2016.

Net cash provided by operating activities was $56.5 million in the quarter ended June 30, 2017, compared to $39.6 million in the previous year’s second quarter. For the respective six month periods, net cash from operating activities was $110.9 million in 2017, compared to $93.3 million in the first six months of 2016. The increase in both periods was due to the increase in revenue arising from the additional vessels joining the fleet, offset by lower rates due to the soft market for tankers, as discussed further above. Improved collectability of outstanding receivables also contributed to the increase in cash.

Net cash used in investing activities was $74.6 million for the quarter ended June 30, 2017, and $159.4 million for the quarter ended June 30, 2016. Net cash used in investing activities was $221.2 million for the six months ended June 30, 2017, compared to $256.1 million during the six months ended June 30, 2016. In the first half of 2017, $216.2 million was paid for the acquisition of the shuttle tanker Lisboa, the aframax tankers Marathon TS, Sola TS, Oslo TS and the VLCC tanker Hercules I and a further $3.0 million for additions and improvements to existing vessels, while $2.0 million was paid relating to two vessels under construction, Stavanger TS and Bergen TS. At June 30, 2017, the remaining yard installments to be paid for the vessels under construction amounted to $66.9 million, $46.7 million of which will be covered by debt and the remaining $20.2 million by equity. Stavanger TS was delivered on July 28, 2017 and Bergen TS is expected to be delivered in the fourth quarter of 2017.

Net cash provided by financing activities was $122.3 million in the quarter ended June 30, 2017, compared to $106.2 million during the quarter ended June 30, 2016. Net cash provided by financing activities was $172.9 million in the six months ended June 30, 2017, compared to $127.1 million during the six months ended June 30, 2016. During the first half of 2017, the Company drew down $148.2 million for the financing of our newly built vessels, Marathon TS, Sola TS, Oslo TS, Lisboa and Hercules I and $67.0 million for the refinancing of the debt matured on vessels Archangel, Alaska, Izumo Princess and Aegeas for which the amount of $59.5 million was prepaid. The amount of $0.6 million was repaid for the pre-delivery financing of the Hercules I vessel. Payments of long term debt amounted to $82.1 million for the first half of 2017 and $57.5 million for the respective prior year period.

Total debt outstanding increased from $1,766.0 million at December 31, 2016, to $1,839.0 million at June 30, 2017. The debt to capital (equity plus debt) ratio was 54.6% at June 30, 2017 (or 50.8% on a net of cash basis).

On April 5, 2017, the Company completed an offering of 4,600,000 of its Series E Cumulative Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share, raising $110.5 million, net of underwriter’s discount and other expenses. Dividends on the Series E Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 28th day of February, May, August and November of each year, commencing May 28, 2017, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends at a rate equal to 9.25% per annum of the stated liquidation preference. On May 30, 2017, the Company paid dividends of $0.34045 per share each or $1.6 million in total, on its Series E Preferred Shares.

During the first half of 2017, the Company sold 650,717 common shares from its treasury stock for net proceeds of $2,676 thousand and 24,803 of its Series D Preferred Shares for net proceeds of $533 thousand.

On April 28, 2017, the Company paid a quarterly dividend of $0.05 per common share and on May 12, 2017 declared a dividend of $0.05 per common share payable to common shareholders of record as of July 11, 2017. A quarterly dividend of $0.08 per common share was paid on April 7, 2016 amounting to $6.9 million. On August 10, 2016, the Company paid a dividend of $0.08 per common share which was declared on May 31, 2016. On July 14, 2017, the Company paid a dividend of $0.05 per common share outstanding which was declared on May 12, 2017. On September 15, 2017, the Company declared a dividend of $0.05 per common share payable on November 15, 2017 to shareholders of record as of November 9, 2017. The payment and the amount of dividends are subject to the discretion of our board of directors and depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

On January 30, 2017 and May 1, 2017, the Company paid dividends of $0.50 per share each or $2.0 million in total, on its 8.00% Series B Preferred Shares and on the same dates, the Company paid dividends of $0.5547 per share each or $2.2 million in total, on its 8.875% Series C Preferred Shares. On January 29, 2016 and May 2, 2016, the Company paid dividends of $0.50 per share, $2.0 million in total, on its 8.00% Series B Preferred Shares and dividends of $0.555469 per share or $2.2 million in total, on its 8.875% Series C Preferred Shares. On July 31, 2017, the Company paid dividends of $0.50 and $ 0.55469 per share on its 8.00% Series B and its 8.875% Series C Preferred Shares, respectively.

On February 28 and May 30, 2017, the Company paid dividends of $0.546875 per share, $3.7 million in total, on its Series D Preferred Shares. On February 29, 2016 and May 31, 2016, the Company paid dividends of $0.546875 per share or $3.7 million in total, on its Series D Preferred Shares. On August 28, 2017, the Company paid a dividend of $0.546875 per share on its Series D Preferred Shares and $0.578125 per share on its Series E Preferred Shares.

The Company continues to be fully compliant with its scheduled debt service requirements, repaying capital and paying interest promptly in accordance with respective bank agreements without fail. As at June 30, 2017, the Company and its wholly and majority owned subsidiaries were compliant with the financial covenants in its thirty-four loan agreements totaling $1.8 billion, apart from the value-to-loan requirement in eight of its loan agreements, due to a fall in vessel values arising from world fleet overcapacity, soft tanker markets and restricted capital available to potential vessel buyers. One of these loans met the requirements by July 10, 2017, following scheduled repayments, and three more are expected to comply before the end of 2017, after scheduled repayments. An amount of $4.1 million has been reclassified within current liabilities as at June 30, 2017, in relation to these loans.

Board of Directors

At the Company’s annual general meeting of shareholders on June 15, 2017, Mr. Nicholas F. Tommasino was elected to the Board of Directors and the retirements of Messrs. Peter C. Nicholson and Francis T. Nusspickel from the Board became effective at the conclusion of the meeting. With the passing of Mr. Richard L. Paniguian in June 2017, the Board of Directors was reduced to eight members.